UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 6 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Millicom International Cellular S.A.
(Name of Issuer)

Common Shares, par value $1.50 each
(including in the form of Swedish Depositary Shares, each representing one Common Share)
(Title of Class of Securities)

L6388F 10 2
(CUSIP Number)

Mikael Larsson
Investment AB Kinnevik (publ)
Skeppsbron 18
Box 2094
S-103 13 Stockholm, Sweden
011-46-8-562-000-00

Copies to:
John B. Meade Davis Polk & Wardwell LLP 99 Gresham Street London EC2V 7NG
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 30, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

SCHEDULE 13D

CUSIP No. L6388F 10 2	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Investment AB Kinnevik (publ)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES	7	SOLE VOTING POWER 37,835,438 Common Shares
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 37,835,438 Common Shares
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,835,438 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.81% of the Common Shares
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

Investment AB Kinnevik (publ) (“Kinnevik”) hereby amends and supplements its Report on Schedule 13D, as amended by Amendment No. 1 to its Report on Schedule 13D filed on June 17, 2005 (as so amended “Amendment No. 1”), Amendment No. 2 to its Report on Schedule 13D filed on January 23, 2006 (as so amended “Amendment No. 2”), Amendment No. 3 to its Report on Schedule 13D filed on February 19, 2010 (as so amended “Amendment No. 3”),  Amendment No. 4 to its Report on Schedule 13D filed on April 28, 2011(as so amended “Amendment No. 4”) and Amendment No. 5 to its Report on Schedule 13D filed on September 15, 2011 (as so amended “Amendment No. 5”), with respect to the common shares, par value $1.50 each (the “Common Shares”), of Millicom International Cellular S.A. (“Millicom”).

Unless otherwise indicated or the context otherwise requires, each capitalized term used but not defined herein shall have the meaning assigned to such term in Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and/or Amendment No. 5, and references herein to the Common Shares shall include the Swedish Depositary Receipts, each representing one Common Share.

This Amendment No. 6 to the Schedule 13D (“Amendment No. 6”) is being filed by Kinnevik in accordance with Rule 13d-2 under the Securities Exchange Act of 1934, as amended.  It refers only to information that has materially changed since the filing of Amendment No. 5 and is being filed by Kinnevik in connection with Millicom’s announced share buy-back program which has caused Kinnevik’s percentage ownership of Millicom to increase.

Item1.	Security and Issuer.

This statement relates to the Common Shares of Millicom, with the principal executive offices at 5 route de Longwy, L-8080, Bertrange, Luxembourg.

Item2.	Identity and Background.

Item 2 of Amendment No. 5 is not amended, except in respect of Schedule A, which is amended and restated as attached hereto.

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 of Amendment No. 5 is supplemented as follows:

During 2012 Millicom has continued its share buy back program.  Kinnevik did not participate in the buy back program.  The buy back of  shares by Millicom has led to Kinnevik’s percentage ownership of Millicom increasing to 37.81%.   Because the change in the percentage ownership described in this Item 3 was not caused by an acquisition of shares, no funds were used.

Item 4.	Purpose of Transaction.
Item 4 of Amendment No. 5 is not amended.

Item 5.	Interest in Securities of the Issuer.
Item 5 of Amendment No. 5 is not amended except as set forth below.  The first table and subsequent paragraph of Item 5(a) of Amendment No. 5 are amended and restated as follows:

(a)	As of the date hereof, the following persons or entities owned Common Shares:

Name of Person or Entity	Number of Common Shares	Percentage of Common Shares
Kinnevik(1)	37,835,438	37.81%

(1)
Kinnevik holds the Common Shares through its indirect wholly owned subsidiary, Millcellvik AB.  Kinnevik, through its subsidiaries, has sole power to vote or direct the vote, and sole power to dispose or direct the disposition of all of the Common Shares listed next to Kinnevik’s name.

As of August 30, 2012, a number of the directors and executive officers of Kinnevik held Common Shares and options to acquire Common Shares, as described in Schedule A hereto. Each director and executive officer has sole power to vote or direct the vote and sole power to dispose or direct the disposition of all the securities listed next to their name.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Amendment No. 5 is not amended.

Item 7.	Material to be Filed as Exhibits
None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2012

INVESTMENT AB KINNEVIK (PUBL)

By:	/s/ Mia Brunell Livfors
Name: Mia Brunell Livfors Title: President and Chief Executive Officer

By:	/s/ Mikael Larsson
Name: Mikael Larsson Title: Chief Financial Officer

SCHEDULE A

Schedule A of Amendment No. 5 is amended and restated as follows:

Name	Position in Kinnevik	INVESTMENT AB KINNEVIK (PUBL) Current Employment	Number of Common Shares (Percentage)	Number of Common Shares underlying Options
Board Members:
CRISTINA STENBECK	Chairman of the Board	Ms. Stenbeck is a member of the boards of Modern Times Group MTG(1) and Tele2(2).	195,053 (0.2%)	45,000
TOM BOARDMAN	Member of the Board	Mr. Boardman is a member of the boards of Mutual & Federal Insurance Co Ltd(3), Nedbank Group Ltd.(4), Woolworths Holdings Ltd(5), African Rainbow Minerals Ltd.(6) and Royal Bafokeng Holdings (7).	0 (0%)	0
VIGO CARLUND	Member of the Board	Mr. Carlund is Chairman of the boards of Korsnäs(8), Black Earth Farming(9) and Net Entertainment NE(10) and a member of the boards of Academic Work Solutions(11) and, iZettle(12).	0 (0%)	0
DAME AMELIA FAWCETT	Member of the Board	Ms. Fawcett is Chairman of the boards of Hedge Fund Standards Board(13) and Guardian Media Group Plc(14) and is a member of the board of State Street Corporation(15).	0 (0%)	0
WILHELM KLINGSPOR	Member of the Board	Mr. Klingspor is a member of the board of Korsnäs(4).	0 (0%)	0
ERIK MITTEREGGER	Member of the Board	Mr. Mitteregger is Chairman of the board of Wise Group(16) and a member of the boards of Metro International(17), Tele2(3) and Firefly(18).	0 (0%)	0
ALLEN SANGINES-KRAUSE	Member of the Board	Mr. Sangines-Krause is Chairman of the boards of Millicom International Cellular(19) and of BK Partners(20).	2,318 (0.0%)	0
BO MYRBERG	Member of the Board	Mr. Myrberg is an employee representative on the board of Kinnevik.	0 (0%)	0
TOBIAS SÖDERHOLM	Member of the Board	Mr. Söderholm is an employee representative on the board of Kinnevik.	0 (0%)	0
Executive Officers:
MIA BRUNELL LIVFORS	Managing Director	Ms. Brunell Livfors is Chairman of the Board of Directors of Metro International(17) and a member of the boards of Millicom International Cellular(19), Modern Times Group MTG(1), Tele2(2), H &M Hennes & Mauritz(21), Korsnäs(8) and CDON Group AB(22).	2,359 (0.0%)	0
MIKAEL LARSSON	Chief Financial Officer	Mr. Larsson has been employed as Chief Financial Officer by Kinnevik since 2001. Member of the board of Transcom Worldwide(23).	0 (0%)	0

(1)
Modern Times Group MTG AB, a Swedish limited liability company, is a European media business, engaged in television broadcasting, radio, publishing, electronic retailing and media services activities.  Its principal business address and office is at Skeppsbron 18, Box 2094, SE-103 13 Stockholm, Sweden.

(2)
Tele2 AB, a Swedish limited liability company, is a telecommunications operator with focus on Northern and Eastern Europe and Russia.  Its principal business address and office is at Skeppsbron 18, Box 2094, SE-103 13 Stockholm, Sweden.

(3)	Mutual & Federal Insurance Co Ltd is a South African insurance company.
(4)	Nedbank Group Ltd is one of the largest banks in South Africa with headquarter in Johannesburg.
(5)	Woolworths Holdings Ltd is a South African chain of retail stores.
(6)           African Rainbow Minerals Ltd. is a South African diversified mining and minerals company.
(7)	Royal Bafokeng Holdings is responsible for the management and development of the commercial assets of the Royal Bafokeng Nation.
(8)	Korsnäs AB, a subsidiary of Kinnevik, is a paper and cartonboard company. Its business address is SE-801 81 Gävle, Sweden.
(9)	Black Earth Farming is an agricultural company with operations in Russia.
(10)
Net Entertainment NE AB is a Swedish limited liability company that develops and markets browser-based gaming software for sportbooks and gaming sites.  Its business address is Luntmakargatan 18, 111 37 Stockholm, Sweden.

(11)
Academic Work Solutions AB is a Swedish limited liability company that co-operates with university and college students, and offers leasing and recruitment services to companies.  Its business address is Drottninggatan 23 2 tr, 582 25 Linköping, Sweden.

(12)           iZettle is a company that provides card payment services.
(13)           Hedge Fund Standards Board is a standard setting body for the hedge fund industry.
(14)	Guardian Media Group is a UK based media company.
(15)           State Street Corporation is a U.S. based financial services holding company.
(16)
Wise Group AB is a Swedish limited liability company with four subsidiaries that offers a portfolio of services for operational and strategic HR.  Its business address is Sveavägen 13, P.O. Box 22109, 104 22 Stockholm, Sweden.

(17)	Metro International S.A. is a newspaper publishing company organized under the laws of Luxembourg. Its business address is 2-4 Avenue Marie Therese, PO Box 285, L-2012 Luxembourg.
(18)
Firefly AB is a Swedish limited liability company that develops, manufactures and markets fire detection systems for professional users, mainly for the board and lumber industries.  Its business address is P.O. Box 92201, 120 09 Stockholm, Sweden.

(19)
Millicom International Cellular S.A., a company organized under the laws of Luxembourg, is a holding company with equity stakes in companies in the telecommunications industry.  Its business address is 15, rue Leon Laval, L-3372 Leudelange, Luxembourg.

(20)	BK Partners, an asset management company.
(21)	H & M Hennes & Mauritz AB is a Sweden-based clothes manufacturer and store chain with shops in a number of countries around the world. Its business address is SE-106 38 Stockholm, Sweden.
(22)
CDON Group AB, a Swedish limited liability company, is a leading e-commerce company with some of the most well-known and appreciated brands in the Nordic area.  Its business address is P.O. Box 385, SE-201 23 Malmö, Sweden.

(23)
Transcom WorldWide S.A. is an international customer relations services provider, including technical support, order/complaint handling, telemarketing and appointment booking.  Its business address is 45 rue des Scillas, L-2529 Howald, Luxembourg.

The directors and executive officers of Kinnevik can be contacted c/o Investment AB Kinnevik (publ), Skeppsbron 18, Box 2094, S-103 13 Stockholm, Sweden.

The directors of the Board are Swedish citizens, except Mr. Allen Sangines-Krause who is a U.K. and Mexican citizen, Mr. Boardman who is a South African citizen and Dame Amelia Fawcett who is a U.S. and U.K. citizen.  The chairman Ms. Cristina Stenbeck is a U.S. and Swedish citizen.